October 4, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Allogene Therapeutics, Inc. Registration Statement on Form S-1 Filed September 14, 2018, as amended File No. 333-227333

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Allogene Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on October 9, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 2, 2018 through the date hereof we have distributed approximately 2,300 copies of the Company’s Preliminary Prospectus dated October 2, 2018 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
COWEN AND COMPANY, LLC
JEFFERIES LLC

Acting severally on behalf of themselves and the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ David Bauer

Name:	David Bauer
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett

Name:	Ben Burdett
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis

Name:	Bill Follis
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim

Name:	Matthew Kim
Title:	Managing Director

(Signature Page to Acceleration Request Letter)